UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                      Integrated Information Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45817B103
                                 (CUSIP Number)

                              James G. Garvey, Jr.
                              1480 S. Hohokam Drive
                                 Tempe, AZ 85281
                                  480-317-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2002

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Schedule 13D
Page 2 of 5


CUSIP No. 458-17B103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                               James G. Garvey, Jr

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)  xxx

     3.   SEC Use Only

     4.   Source of Funds (See Instructions)            PF

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6.   Citizenship or Place of Organization       U.S.A

Number of        7.   Sole Voting Power         10,607,438
Shares
Beneficially     8.   Shared Voting Power                0
Owned by
Each
Reporting        9.   Sole Dispositive Power    10,607,438
Person With
                10.   Shared Dispositive Power           0

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          10,607,438

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11)            61.3%

     14.  Type of Reporting Person (See Instructions)

                                 IN
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Schedule 13D
Page 3 of 5


     ITEM 1. SECURITY AND ISSUER

     Common Stock of Integrated Information Systems, Inc. The address of the principal executive offices of the Issuer is 1480 S. Hohokam Drive, Tempe, AZ 85281.

     ITEM 2. IDENTITY AND BACKGROUND

          (a)  Name:

               James G. Garvey, Jr.

          (b)  Residence or business address:
               1480 S. Hohokam Drive
               Tempe, AZ 85281

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Chairman, Chief Executive Officer and President
               of Integrated Information Systems, Inc.
               1480 S. Hohokam Drive
               Tempe, AZ  85281

          (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

               No.

          (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

               No.
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Schedule 13D
Page 4 of 5

          (f)  Citizenship.

               United States of America

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               N/A

     ITEM 4. PURPOSE OF TRANSACTION

     On October 15, 2002, the Issuer completed a restructuring which satisfied the obligations for certain real estate and equipment leases, certain trade payables and accrued expenses for less than their recorded value. The Issuer's settlement with creditors was funded by a revolving bank credit facility of $4.2 million funded through the sale of accounts receivable. To obtain the financing, the Issuer pledged substantially all of its assets to the bank as collateral, assigned a key-man life insurance policy of $5.0 million to the bank, and gave the bank a warrant to purchase 300,000 shares of the Issuer's common stock at $1.00 per share. The filing person gave a $1.0 million personal guaranty to the bank as credit support, and, in consideration of that guaranty, the Issuer has agreed to make quarterly payments to the filing person at an annual rate of 3% of the average outstanding balance under the facility and to issue the filing person, quarterly, warrants to acquire 20,000 shares of the Issuer's common stock for each $1.0 million in average outstanding balance under the facility during the quarter. The warrants will have an exercise price of $1.00 per share and will remain exercisable as long as any amount is guaranteed and for a period of one year thereafter, but for not less than five years from issuance. No warrants have yet been issued under this arrangement, and, therefore, no common stock has been acquired through the exercise of warrants under this arrangement.

     On November 15, 2002, the Issuer completed the acquisition of certain assets, assumption of certain liabilities and hiring of certain professionals of Cunningham Enterprises, Inc. d/b/a Cunningham Technology Group ("CTG"). The Issuer issued 750,000 shares of its common stock to CTG as part of the acquisition.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) 10,607,438 shares, constituting 61.3% of the Issuer's outstanding common stock.

          (b) The reporting person holds the sole power to vote and the sole power to dispose of 10,607,438 shares.

          (c)  None.

          (d)  N/A

          (e)  N/A

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Schedule 13D
Page 5 of 5

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  November 21, 2002


                                        /s/ James G. Garvey, Jr.
                                        ----------------------------------------
                                        Name James G. Garvey, Jr.